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                                                                    EXHIBIT 99.1
                                                                    ------------

For Immediate Release       Contact:  Kent L. Robertson
                                      Sr. Vice President and CFO
                                      Pyramid Technology Corporation
                                      (408) 428-9000

                                      Jochen Doering
                                      Vice President, Corp. Communications
                                      Siemens Nixdorf Informationssysteme AG
                                      011 49-89-636-42700



             PYRAMID TECHNOLOGY TO BE ACQUIRED BY SIEMENS NIXDORF

San Jose, Calif., and Paderborn, Germany, January 23, 1995 -- Pyramid Technology Corporation (NASDAQ: PYRD) and Siemens Nixdorf Informationssyteme AG ("SNI"), a wholly owned subsidiary of Siemens AG, jointly announced today that they have entered into an agreement pursuant to which a wholly-owned subsidiary of SNI will acquire all of the outstanding common stock of Pyramid not currently owned by SNI for an aggregate purchase price of approximately $207 million. Under the agreement, SNI's subsidiary will commence a tender offer for all outstanding common stock of Pyramid for $16.00 per share in cash. The tender offer will be followed by a merger in which any shares not acquired by SNI's subsidiary in the tender offer will be acquired for the same amount of cash. SNI currently owns over 17% of the outstanding stock of Pyramid.

     The tender offer, which has been approved by Pyramid's board of directors, will commence no later than January 27 and will be conditioned on a majority of the outstanding shares of Pyramid being tendered as well as other customary conditions, including regulatory approvals.

     Richard H. Lussier, Pyramid's chairman and chief executive officer, made the following statement: "We are very pleased to become part of the SNI family. We feel this transaction is fair to both the shareholders and the employees of Pyramid. With the backing of SNI, our goal is to expand our market presence and to exploit our technological leadership."

     Gerhard Schulmeyer, SNI president and chief executive officer, stated: "I am very pleased that our two companies have come to terms. SNI's relationship with Pyramid has evolved over a number of years. While this has been mutually beneficial, we have together come to the conclusion that a closer link between the companies is necessary in order to be able to fully realize our joint potential in terms of both market coverage and technology competence.


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PYRAMID ACQUIRED BY SNI                                              PAGE 2 OF 2

     "Pyramid will retain its corporate identify, but will operate within the framework of SNI's world-wide mid-range computer business. It is especially important to us that this agreement has the support of Pyramid management. The success of our combined operation depends upon maintaining that support in the future."

     SNI, Paderborn, Germany, is a systems partner with universal expertise in the field of information technology. It is one of the world's largest companies in this area and is the largest supplier of information technology of European origin. In the past fiscal year (October 1, 1993 to September 30, 1994), SNI had revenues of more than U.S. $7.3 billion. SNI has a workforce of more than 39,000 and is represented in 45 countries.

     SNI is a separate legal unit within the Siemens organization. In the fiscal year 1993/94, Siemens AG had worldwide sales of more than U.S. $51 billion. Founded in 1847, the company numbers among the world's largest electrical and electronics companies.

     Founded in 1981, Pyramid Technology develops scalable enterprise servers that deliver high-quality, high-performance solutions for the mid-range to high-end of the open systems market. Pyramid provides data center-class support for business-critical environments, complemented by a full suite of professional programs and support tools that help customers successfully implement scalable enterprise computing. In the past fiscal year (October 1, 1993 to September 30, 1994), Pyramid had revenues of approximately $218 million. Pyramid has a workforce of approximately 850 employees.